UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Shell Midstream Partners, L.P.

(Name of the Issuer)

SHELL MIDSTREAM PARTNERS, L.P.

SHELL MIDSTREAM PARTNERS GP LLC

SEMISONIC ENTERPRISES LLC

SHELL MIDSTREAM LP HOLDINGS LLC

SHELL USA, INC.

(Name of Persons Filing Statement)

COMMON UNITS

REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

822634 101

(CUSIP Number of Class of Securities)

Stephanie Beauvais Shell USA, Inc. Shell Midstream LP Holdings LLC Semisonic Enterprises LLC 150 N. Dairy Ashford Rd. Houston, Texas 77079 Telephone: (888) 467-4355 (option 8)	Lori Muratta Shell Midstream Partners, L.P. Shell Midstream Partners GP LLC 150 N. Dairy Ashford Rd. Houston, Texas 77079 Telephone: (832) 337-2034

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joshua Davidson Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 Telephone: (713) 229-1234	Hillary H. Holmes Tull R. Florey Gibson, Dunn & Crutcher LLP 811 Main Street, Suite 2500 Houston, Texas 77002 Telephone: (346) 718-6600

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

INTRODUCTION

This Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (as originally filed on August 17, 2022 and amended on September 12, 2022 and September 16, 2022, and together with all exhibits thereto and hereto, this “Amended Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) by (i) Shell Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), (ii) Shell Midstream Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), (iii) Shell USA, Inc., a Delaware corporation (“Parent”), (iv) Shell Midstream LP Holdings LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Parent (“Holdings”), and (v) Semisonic Enterprises LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Parent (“Merger Sub”). Collectively, the persons filing this Amended Transaction Statement are referred to as the “filing persons.”

Except as otherwise set forth below, the information set forth in the Amended Transaction Statement remains unchanged and is incorporated by reference into this Amendment No. 3.

This Amended Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 25, 2022, by and among Parent, Holdings, Merger Sub, the General Partner and the Partnership (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub merged with and into the Partnership, with the Partnership surviving as an indirect wholly owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each issued and outstanding common unit representing a limited partner interest in the Partnership (each, a “Common Unit”) other than Common Units owned by Parent, Holdings, the General Partner and their respective affiliates (each, a “Public Common Unit” and the holders of such units, the “Public Unitholders”) was converted into the right to receive (i) $15.85 per Public Common Unit in cash, without any interest (the “Merger Consideration”), and (ii) any distribution in respect of the Common Units with a record date occurring prior to the Effective Time that may have been declared by the Partnership on the Common Units in accordance with the terms of the Merger Agreement and the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of April 1, 2020 (the “Partnership Agreement”) and which remained unpaid at the Effective Time. In connection with the Merger, (i) all of the limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time were converted into a number of Common Units in the Partnership as the surviving entity in the Merger equal to the number of Public Common Units converted into the right to receive the Merger Consideration and (ii) (A) the non-economic general partner interest in the Partnership, (B) the Common Units held by Parent and its affiliates and (iii) the Series A perpetual convertible preferred units representing limited partner interests in the Partnership (“Preferred Units”), each as were issued and outstanding immediately prior to the Effective Time, were not cancelled, were not converted into and did not entitle the holder thereof to receive the Merger Consideration and remained outstanding as equity interests in the Partnership as the surviving entity in the Merger.

The conflicts committee (the “Conflicts Committee”) of the board of directors of the General Partner (the “GP Board”) consisting solely of individuals that satisfied the independence and other requirements for membership on the Conflicts Committee that are set forth in the Partnership Agreement, at a meeting duly called and held on July 25, 2022, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership, including the Public Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing constituting “Special Approval” for all purposes of the Partnership Agreement, including Section 7.10(a) thereof), (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger on the terms and subject to the conditions set forth in the Merger Agreement, and (iv) recommended that the GP Board (A) direct that the Merger Agreement and the transactions contemplated thereby, including the Merger be submitted to a vote of the limited partners of the Partnership (the “Limited Partners”) for approval pursuant to Section 14.3 of the Partnership Agreement and (B) authorize the Limited Partners to act by written consent pursuant to Section 13.11 of the Partnership Agreement.

Following the receipt of the recommendation of the Conflicts Committee (and the approval of the General Partner’s sole member), at a meeting duly called and held on July 25, 2022, the GP Board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are (1) fair and reasonable to the Public Unitholders and (2) in the best interests of the Partnership, including the Public Unitholders, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (c) approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, and (d) directed that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to a vote of the Limited Partners for approval pursuant to Section 14.3 of the Partnership Agreement, recommended approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the Limited Partners and authorized the Limited Partners to act by written consent pursuant to Section 13.11 of the Partnership Agreement.

Concurrently with the execution of the Merger Agreement, Parent caused Holdings, which owns beneficially and of record 269,457,304 Common Units and 50,782,904 Preferred Units, collectively representing approximately 72% of the voting power of Partnership’s outstanding limited partner interests as of July 25, 2022, to deliver a written consent (the “Written Consent”) approving the Merger Agreement and the transactions contemplated thereby, including the Merger. Under the applicable provisions of the Partnership Agreement, the approval of the Merger Agreement required the approval of a “Unit Majority,” which means at least a majority of the outstanding Common Units and outstanding Preferred Units, with such Preferred Units to be treated as Common Units on an “as if” converted basis, voting together as a single class. The delivery of the Written Consent was sufficient to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, on behalf of the Limited Partners. As a result, the Partnership did not solicit Public Unitholder approval of the Merger Agreement or the transactions contemplated thereby, including the Merger. Further, the Partnership did not call a meeting of the Limited Partners for purposes of voting on the approval of the Merger Agreement or the Merger.

Completion of the Merger was subject to satisfaction or waiver of certain customary conditions.

The Partnership filed with the SEC a definitive information statement on Schedule 14C (the “Information Statement”). This Amendment No. 3 is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Amended Transaction Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is expressly incorporated herein by reference in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Amended Transaction Statement shall have the meanings given to them in the Information Statement.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Act, the filing of this Amended Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that the Partnership is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning the Partnership contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Amended Transaction Statement was supplied by such filing person.

ITEM 15. ADDITIONAL INFORMATION

Regulation M-A Item 1011

Item 15 is hereby amended and supplemented by adding the following language.

(c) Other Material Information.

On October 19, 2022, the Partnership filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub merged with and into the Partnership, with the Partnership surviving and continuing to exist as a Delaware limited partnership and an indirect wholly owned subsidiary of Parent.

As a result of the Merger, the Partnership ceased to be a publicly traded company and the Partnership’s Common Units will no longer be listed on any quotation system or exchange, including the New York Stock Exchange.

ITEM 16. EXHIBITS

Regulation M-A, Item 1016

Item 16 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(1)	Definitive Information Statement of Shell Midstream Partners, L.P. (the “Information Statement”) (incorporated herein by reference to Shell Midstream Partners, L.P.’s Information Statement on Schedule 14C filed on September 16, 2022 with the SEC).

(a)(2)	Press release issued by Shell Midstream Partners, L.P. and Shell USA, Inc., dated July 28, 2022 (incorporated by reference to Exhibit 99.1 to Shell Midstream Partners, L.P.’s Current Report on Form 8-K filed on July 28, 2022).

(a)(3)	Letter to Shell Midstream Partners, L.P.’s Common Unitholders (incorporated herein by reference to the Information Statement).

(a)(4)	Press release issued by Shell Midstream Partners, L.P., dated October 19, 2022 (incorporated by reference to Exhibit 99.1 to Shell Midstream Partners, L.P.’s Current Report on Form 8-K filed on October 19, 2022)

(c)(1)	Opinion of Intrepid Partners, LLC to the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC, dated July 25, 2022 (incorporated herein by reference to Annex B to the Information Statement).

(c)(2)*	Discussion materials prepared by Intrepid Partners, LLC, dated March 8, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(3)*	Discussion materials prepared by Intrepid Partners, LLC, dated March 28, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(4)*	Discussion materials prepared by Intrepid Partners, LLC, dated April 12, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(5)*	Discussion materials prepared by Intrepid Partners, LLC, dated April 25, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(6)*	Discussion materials prepared by Intrepid Partners, LLC, dated May 6, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(7)*	Discussion materials prepared by Intrepid Partners, LLC, dated June 16, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(8)*	Discussion materials prepared by Intrepid Partners, LLC, dated June 28, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(9)*	Discussion materials prepared by Intrepid Partners, LLC, dated July 11, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(c)(10)*	Discussion materials prepared by Intrepid Partners, LLC, dated July 25, 2022, for the Conflicts Committee of the Board of Directors of Shell Midstream Partners GP LLC.

(d)(1)	Agreement and Plan of Merger, dated as of July 25, 2022, by and among Shell USA, Inc., Semisonic Enterprises LLC, Shell Midstream LP Holdings LLC, Shell Midstream Partners, L.P. and Shell Midstream Partners GP LLC (included as Annex A to the Information Statement).

(f)(1)	Second Amended and Restated Agreement of Limited Partnership of the Shell Midstream Partners, L.P., dated as of April 1, 2020 (incorporated by reference to Exhibit 3.1 to the Shell Midstream Partners, L.P.’s Current Report on Form 8-K filed on April 2, 2020).

(f)(2)*	Delaware Code Title 6 § 17-212.

(h)*	Filing Fee Table.

*	Previously filed with the Schedule 13E-3 filed with the SEC on August 17, 2022.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of October 19, 2022	SHELL MIDSTREAM PARTNERS, L.P.

By: SHELL MIDSTREAM PARTNERS GP LLC, its general partner

	By:	/s/ Shawn J. Carsten
Name: Shawn J. Carsten
Title: Vice President and Chief Financial Officer

Dated as of October 19, 2022	SHELL MIDSTREAM PARTNERS GP LLC

	By:	/s/ Shawn J. Carsten
Name: Shawn J. Carsten
Title: Vice President and Chief Financial Officer

Dated as of October 19, 2022	SHELL USA, INC.

	By:	/s/ Thomas P. Stokes
Name: Thomas P. Stokes
Title: Attorney-in-Fact

Dated as of October 19, 2022	SHELL MIDSTREAM LP HOLDINGS LLC

	By:	/s/ Shawn J. Carsten
Name: Shawn J. Carsten
Title: Vice President and Chief Financial Officer

Dated as of October 19, 2022	SEMISONIC ENTERPRISES LLC

	By:	/s/ Thomas P. Stokes
Name: Thomas P. Stokes
Title: Attorney-in-Fact